Exhibit 99.1

NEWS RELEASE

Contact: Hugo Goldman Retalix Ltd. +972-9-776-6677 investors@retalix.com

Eli Gelman Appointed as Chairman of the Board of Retalix

Ra’anana, Israel, January 25, 2010 – Retalix® Ltd. (NASDAQ-GS: RTLX) announced today that the Company's Board of Directors has appointed Mr. Eli Gelman to serve as its Chairman.  Mr. Gelman, a member of the Alpha Group, led the Alpha Group's strategic investment in the Company and has served as a director of the Company since November 2009.  Mr. Gelman will replace Mr. Ishay Davidi, the Founder and Chief Executive Officer of FIMI Opportunity Fund, who served as the Company's Chairman since August 2008 and will continue serving as an active member of the Board of Directors.

Following the Company's $32.9 million private placement to the Alpha Group in November 2009 and the related transactions, the Alpha Group and FIMI each holds approximately 20% of the Company's outstanding ordinary shares.  The Alpha Group and FIMI are party to a shareholder agreement with respect to their shares in the Company.

Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs Ltd., where he served as Executive Vice President and as Chief Operating Officer.  He has served as a director of Amdocs since 2002.  Since retiring from his management position at Amdocs in January 2009, Mr. Gelman has devoted his time to other activities, including charitable projects focusing on youth education. He is one of five individuals who comprise the Alpha Group.

Eli Gelman commented: "I would like to thank Mr. Ishay Davidi for his great contribution to Retalix and especially in navigating the Company through the financial storm that the world experienced over the past year and a half. We look forward to taking Retalix to the next level in all business aspects and believe in our ability, together with the new management and our partners from FIMI, to succeed in our mission."

Ishay Davidi added: "I would like to congratulate Mr. Eli Gelman on his appointment as the Chairman of Retalix. I believe that Mr. Gelman, together with the other members of the Alpha group and their vast experience and proven management capabilities in the IT world, will significantly benefit Retalix. This was a challenging year in which we were able to complete the transaction making the Alpha group a strategic partner while successfully navigating the Company through the difficult economic environment, and I now look forward to working together with them to unlock Retalix's great potential for the benefit of all Retalix shareholders."

About Retalix
Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.